VIA EDGAR
October 28, 2024
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Inessa Kessman
Robert Littlepage
Re:    Match Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-34148
Dear Ms. Kessman and Mr. Littlepage:
This letter includes the response of Match Group, Inc. (the “Company,” “Match Group,” “our,” or “we”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the filings of the Company referenced above, which were delivered to Match Group in a comment letter dated October 22, 2024. For your convenience, we have included in this letter the text of the Staff’s comment followed by the response of the Company.
Form 10-K for the Year Ended December 31, 2023
General
1.We refer to your correspondence dated September 25, 2024, which states, “[t]he segment disclosures will include revenue and Adjusted Operating Income (Loss) (with a corresponding reconciliation to the closest U.S. GAAP measure, operating income (loss)) for each of the four reportable segments.” Please explain to us how your proposed reconciliations comply with the guidance in ASC 280-10-50-30(b) which requires reconciliation from the total of the reportable segments’ measures of profitability to consolidated income before taxes and discontinued operations. Provide us with your proposed future disclosure.
Response: The Company respectfully acknowledges the lack of clarity in our prior response. We believe Adjusted Operating Income (“AOI”) is our primary measure of profit and loss (at the reportable segment level and otherwise) because the Chief Operating Decision Maker (the “CODM”) and other members of management use AOI for decision-making purposes and evaluations of performance. AOI is also a measure on which our internal budget is based.
However, as noted in our response to comment 2 below, and as Operating Income (“OI”) is also used by the CODM to assess performance and allocate resources, the segment disclosures to be included in the Form 10-Q for the quarterly period ended September 30, 2024 (the “Q3 2024 10-Q”) will include only OI as the measure of profit or loss for each of the reportable segments and a reconciliation of the total of reportable segment OI to consolidated earnings before taxes (as reported on the face of the Company’s financial statements). Refer to Appendix A for an example of the reconciliation we intend to provide within the segment disclosures included in the Q3 2024 10-Q.
As further described in the response to comment 2 below, the Company is adopting ASU 2023-07 in the fourth quarter of 2024, which will result in some changes to the segment disclosures. In the Form 10-K for the fiscal year ending December 31, 2024 (the “FY 2024 10-K”), the Company intends to disclose both AOI and OI for each reportable segment in the segment disclosure, as both are measures used by the CODM to assess performance and allocate resources, along with a reconciliation from AOI to OI at the segment level and a further reconciliation of the total of reportable segment OI to consolidated earnings before taxes (as reported on the face of the Company’s financial statements).

2.We note in your response to comment 1 in your letter dated April 15, 2024 you indicate that quarterly reporting to the Board of Directors (which includes your CODM) included both Adjusted Operating Income (AOI) and Operating Income (OI) for each Brand Group. Please tell us if the CODM receives OI information in addition to AOI for each reportable segment. If so, tell us how you determined the required measure of segment profit or loss to report under ASC 280-10-50-28.
Response: The Company respectfully confirms that our response to comment 1 in the letter dated April 15, 2024 acknowledged that the Board of Directors, which includes our CODM, receives both AOI and OI at the Brand Group level (aligned with our reportable segments).
While the Company primarily uses AOI to assess performance across the organization and presents this quarterly to the Board of Directors (including the CODM), the Company also presents OI in the quarterly Board of Directors materials. Therefore, in accordance with ASC 280-10-50-28, we will present OI as the measure of segment profit or loss in our third quarter 2024 segment disclosure. Refer to Appendix A for an outline of the proposed segment disclosure to be included in the Q3 2024 10-Q.
The Company acknowledges that there will be additional changes to the segment disclosures with the adoption of ASU 2023-07 in the fourth quarter of 2024. Based on the updated guidance in ASU 2023-07 related to multiple measures of segment profit and loss, we will report both AOI and OI in the segment disclosure within the FY 2024 10-K.

Please do not hesitate to contact me if there are any comments or questions concerning the foregoing.
Sincerely,
/s/ Gary Swidler
Gary Swidler
President and Chief Financial Officer
cc:    Sean Edgett, Chief Legal Officer and Secretary
Match Group, Inc.
Richard D. Truesdell, Jr.
Pedro J. Bermeo
Davis Polk & Wardwell LLP

Appendix A - Draft Segment Reconciliation for the period ending September 30, 2024
Before the adoption of ASU 2023-07

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023

(In thousands)
Operating income (loss):
Tinder	$ XX,XXX	$ XX,XXX	$ XX,XXX	$ XX,XXX
Hinge	XX,XXX	XX,XXX	XX,XXX	XX,XXX
MG Asia	XX,XXX	XX,XXX	XX,XXX	XX,XXX
Evergreen & Emerging	XX,XXX	XX,XXX	XX,XXX	XX,XXX
Total segment operating income	XXX,XXX	XXX,XXX	XXX,XXX	XXX,XXX
Corporate and unallocated costs	(XX,XXX)	(XX,XXX)	(XX,XXX)	(XX,XXX)
Interest expense	(XX,XXX)	(XX,XXX)	(XX,XXX)	(XX,XXX)
Other income, net	X,XXX	X,XXX	X,XXX	X,XXX
Earnings before income taxes	$ XXX,XXX	$ XXX,XXX	$ XXX,XXX	$ XXX,XXX